Exhibit 47

                          TELECOM ITALIA PRESS RELEASE

24 May 2003 | 23:00
TELECOM ITALIA: 2002 ANNUAL ACCOUNTS AND OLIVETTI MERGER PLAN APPROVED


PURSUANT TO US LEGAL AND REGULATORY REQUIREMENTS, PLEASE NOTE THE FOLLOWING:
Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility. The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act. The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange act of 1934. The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States.

       ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETINGS HELD IN ROZZANO (MILAN) The Telecom Italia Shareholders' Meeting convened today in ordinary and extraordinary session under the chairmanship of Marco Tronchetti Provera.

In extraordinary session the Telecom Italia Shareholders' Meeting resolved to modify article 7, clause 5 of the company's articles of association in order to enable the Shareholders' Meeting called upon to adopt the accounts to satisfy the special property rights attaching to savings shares when there is nil or insufficient operating profit.

                                       SS.

In ordinary session the Telecom Italia Shareholders' Meeting examined and adopted the 2002 financial statements of Telecom Italia SpA. In 2002 the company posted revenues of 17,055 million euros, a gross operating result equal to 7,549 million euros, operating income corresponding to 4,045 million euros, a result before extraordinary items and tax equal to 4,422 million euros, and registered a net loss of 1,645 million euros. These results may principally be ascribed to a less favourable balance of extraordinary income and charges corresponding to minus 6,093 million euros (-2,893 million euros in 2001), which was partially offset by improved income from operations (+62 million euros compared with 2001), an improved balance of long-term equity investment income and charges

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(+754 million euros compared with 2001) and lower taxes on income (+588 million euros compared with 2001).

The Shareholders' Meeting further resolved to distribute a dividend of 0.1768 euros per ordinary share and 0.1878 euros per savings share. This amount will be divided into two portions, each of which has a different taxation status:

o a portion equal to 25.97% will be drawn from 2001 operating profits carried forward, while the remainder will be obtained from the Miscellaneous Profits Reserve, up to a maximum aggregate of 346,152,775.38 euros (of which 1,146,812.02 euros from the 2001 profits), which is eligible for a full and unrestricted tax credit of 56.25%;

o a portion of 74.03% will be withdrawn from the Share Premium Reserve, up to a maximum aggregate of 986,826,642.33 euros, which will not be eligible for any tax credit.

The dividend will be paid on 26 June 2003, ex-coupon on 23 June 2003.

                                       SS.

In extraordinary session the Telecom Italia Shareholders' Meeting approved a reduction of the Revaluation Reserve pursuant to Law no. 72/1983, in order to cover losses recorded in the operating accounts at 31 December 2002. In consequence, the Reserve was reduced from 2,294,719,877.62 euros to 649,344,365.75 euros.

                                       SS.

In extraordinary session the Shareholders' Meeting examined and approved the planned merger of Telecom Italia SpA into Olivetti SpA.

Specifically, 92.73% of those in attendance, representing 63.55% of the aggregate share capital cast their votes in favour of the transaction.

                                       SS.

In ordinary session the Telecom Italia Shareholders' Meeting moved to appoint the Board of Auditors, whose term of office had come to the end, and appointed Ferdinando Superti Furga, Gianfranco Zanda, Salvatore Spinello, Paolo Golia, Rosalba Casiraghi as statutory auditors and Enrico Laghi e Enrico Maria Bignami as substitute auditors.

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.


Rozzano, 24 May 2002